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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13D-102)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B)(C),
         AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)


                               (AMENDMENT NO. 1 )*


                               ATHEROGENICS, INC.
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                                (Name of Issuer)


                      Common Stock, no par value per share
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                         (Title of Class of Securities)


                                    047439104
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                                 (CUSIP Number)


                                December 31, 2001
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]  Rule 13d-1(b)
         [_]  Rule 13d-1(c)
         [X]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No. 047439104                    13G                     PAGE 2 OF 7 PAGES
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                                  SCHEDULE 13G
                                  ------------

Item 1(a).              NAME OF ISSUER:  AtheroGenics, Inc.


Item 1(b).              ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                        8995 Westside Parkway, Alpharetta, GA 30004


Item 2(a). NAMES OF PERSONS FILING: (1) Alliance Technology Ventures, Limited Partnership ("ATV"); (2) ATV/GP Parallel Fund, Limited Partnership ("ATV/GP"); (3) ATV/MFJ Parallel Fund, Limited Partnership ("ATV/MFJ");
                        (4) Michael A Henos ("Henos"); and (5) Stephen R. Fleming ("Fleming"). Henos and Fleming are the individual general partners of ATV, ATV/GP and ATV/MFJ. The entities and persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."


Item 2(b).              ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                        RESIDENCE: The address of the principal business office of each of ATV, ATV/GP, ATV/MFJ, Henos and Fleming is 8995 Westside Parkway, Suite 200, Alpharetta, GA, 30004.


Item 4.                 OWNERSHIP.
                        Not Applicable


Item 5.                 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
                        Not Applicable.


Item 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Each Reporting Person has ceased to own beneficially more than five percent (5%) of the outstanding Common Stock of AtheroGenics, Inc.



ALL OTHER ITEMS REPORTED ON THE SCHEDULE 13G DATED AS OF FEBRUARY 13, 2001 AND FILED ON BEHALF OF THE REPORTING PERSONS WITH RESPECT TO THE COMMON STOCK OF ATHEROGENICS, INC. REMAIN UNCHANGED.

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CUSIP No. 047439104                    13G                     PAGE 3 OF 7 PAGES
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                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Date:  February 6, 2002



ALLIANCE TECHNOLOGY VENTURES, LIMITED PARTNERSHIP


            By:               *
                ---------------------------------
                Michael A. Henos
                General Partner



ATV/GP PARALLEL FUND, LIMITED PARTNERSHIP


            By:               *
                ---------------------------------
                Michael A. Henos
                General Partner



ATV/MFJ PARALLEL FUND, LIMITED PARTNERSHIP


            By:               *
                ---------------------------------
                Michael A. Henos
                General Partner



Michael A. Henos

            *
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CUSIP No. 047439104                    13G                     PAGE 4 OF 7 PAGES
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Stephen R. Fleming


            *
-------------------------


                                          By: /s/ Michael A. Henos
                                              -----------------------------
                                              Michael A. Henos
                                              Attorney-in-Fact





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This Schedule 13G was executed by Michael A. Henos pursuant to Powers of
Attorney filed with the Securities and Exchange Commission on February 13, 2001 in connection with a Schedule 13G for AtheroGenics, Inc., which Powers of Attorney are incorporated herein by reference and copies of which are attached hereto as Exhibit 2.
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CUSIP No. 047439104                    13G                     PAGE 5 OF 7 PAGES
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                                                                       EXHIBIT 1
                                                                       ---------



                                    AGREEMENT
                                    ---------

          Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of AtheroGenics, Inc.

          EXECUTED this 6th day of February, 2002.




ALLIANCE TECHNOLOGY VENTURES, LIMITED PARTNERSHIP

            By:               *
                ---------------------------------
                Michael A Henos
                General Partner



ATV/GP PARALLEL FUND, LIMITED PARTNERSHIP

            By:               *
                ---------------------------------
                Michael A Henos
                General Partner



ATV/MFJ PARALLEL FUND, LIMITED PARTNERSHIP

            By:               *
                ---------------------------------
                Michael A Henos
                General Partner



MICHAEL A. HENOS

            *
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CUSIP No. 047439104                    13G                     PAGE 6 OF 7 PAGES
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STEPHEN R. FLEMING

            *
-------------------------


                                          By: /s/ Michael A. Henos
                                              -----------------------------
                                              Michael A. Henos
                                              Attorney-in-Fact


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This Schedule 13G was executed by Michael A. Henos pursuant to Powers of
Attorney filed with the Securities and Exchange Commission on February 13, 2001 in connection with a Schedule 13G for AtheroGenics, Inc., which Powers of Attorney are incorporated herein by reference and copies of which are attached hereto as Exhibit 2.

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CUSIP No. 047439104                    13G                     PAGE 7 OF 7 PAGES
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                                                                       EXHIBIT 2
                                                                       ---------



                                POWER OF ATTORNEY

               KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Michael A. Henos and Stephen R. Fleming, and each of them, with full power to act without the other, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as general partner of any partnership, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.


               IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 7th day of February, 2001.



                                           /s/ Michael A. Henos
                                           ---------------------------------
                                           Michael A. Henos


                                           /s/  Stephen R. Fleming
                                           ---------------------------------
                                           Stephen R. Fleming